UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                        Washington, DC 20549

                            SCHEDULE 13G
            Under the Securities and Exchange Act of 1934
                         (Amendment No. 1)*

              Navios Maritime Midstream Partners LP
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                         (Name of Issuer)

          Common Units Representing Limited Partner Interests
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                  (Title of Class of Securities)

                             Y62134104
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                          (CUSIP Number)

                        December 31, 2014
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    (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [X]     Rule 13d-1 (b)
          [ ]     Rule 13d-1 (c)
          [ ]     Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)


CUSIP NO. Y62134104   13G


1     Name of Reporting Person / IRS Identification Number:
      Piper Jaffray Companies / 30-0168701

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2     Check the Appropriate Box if a Member of a Group    (a)  [ ]
      			                                  (b)  [ ]

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3     SEC Use Only

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4     Citizenship or Place of Organization
      Delaware

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   Number of
                   5     Sole Voting Power
    Shares               754,350
                   -----------------------------------------------
 Beneficially
                   6     Shared Voting Power
   Owned By              648,120
                   -----------------------------------------------
     Each
                   7     Sole Dispositive Power
   Reporting             754,350
                   -----------------------------------------------
    Person
                   8     Shared Dispositive Power
     With:               648,120
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9     Aggregate Amount Beneficially Owned by Each Reporting Person
      1,402,470   (See Exhibit A)

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10    Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares  [ ]

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11    Percent of Class Represented by Amount in Row (9)
      15%

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12    Type of Reporting Person
      HC

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Item 1     (a)  Name of Issuer: Navios Maritime Midstream Partners L.P.
Item 1     (b)  Name of Issuer's Principal Executive Offices:
                7 Avenue De Grande Bretagne Office 11B2
		Monte Carlo, MC 98000 Monaco

Item 2     (a)-(c) This statement is filed on behalf of the following:


           (a)  This 13G is being jointly filed by Piper Jaffray
                Companies ("PJC") and Fiduciary/Claymore MLP Opportunity Fund ("FMO").

PJC and FMO have entered into an Agreement regarding joint filing of the 13G dated February 17, 2015 (the "Agreement" pursuant to which
PJC and FMO have agreed to file this 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) of the Securities Exchange Act of 1934,as amended (the "Act"). A copy of the Agreement is attached hereto.



Item 2     (b)  Address: Piper Jaffray Companies
                         800 Nicollet Mall Suite 800
                         Minneapolis, MN 55402

                         Fiduciary/Claymore MLP Opportunity Fund
                         227 West Monroe Street
                         Chicago, IL  60606

Item 2     (c)  Citizenship: Piper Jaffray Companies is a Delaware Corporation
                             Fiduciary/Claymore MLP Opportunity Fund is a
                             Delaware Statutory Trust

Item 2     (d)  Title of Class of Securities: Common Units Representing
                Limited Partner Interests

Item 2     (e)  CUSIP Number: Y62134104

Item 3 This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) and the person filing, Piper Jaffray Companies, is a parent holding company in accordance with Section
           240.13d-1(b)(ii)(G). (Note: See Item 7).

Item 4     Ownership

           (a)  Amount Beneficially Owned:
                Advisory Research, Inc.    1,402,470 units
                FMO                          648,120 units
           (b)  Percent of Class
                Advisory Research, Inc.    15.0%
                FMO                         6.9%

           (c)  Number of common units as to which reporting person has:
                Advisory Research, Inc.
                (i)    Sole Voting Power        754,350          Shares
                (ii)   Shared Voting Power      648,120          Shares
                (iii)  Sole Dispositive Power   754,350          Shares
                (iv)   Shared Dispositive Power 648,120          Shares

                FMO
                (i)    Sole Voting Power        0          Shares
                (ii)   Shared Voting Power      648,120    Shares
                (iii)  Sole Dispositive Power   0          Shares
                (iv)   Shared Dispositive Power 648,120    Shares


Item 5     Ownership of Five Percent or Less of a Class:
           Not Applicable.

Item 6     Ownership of More than Five Percent on Behalf of Another
	   Person:

The clients referenced in Exhibit A have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities held in their respective accounts. Except for the Nuveen Energy MLP Total Return Fund and the Fiduciary/Claymore MLP Opportunity Fund, no Investment Companies' or individual's interest exceeds 5% of the class of securities.

Item 7     Identification and Classification of the Subsidiary
           Which Acquired the Security being Reported on by the Parent Holding Company:

           See attached Exhibit A.

Item 8 Identification and Classification if Members of the Group: Not Applicable

Item 9     Notice of Dissolution of Group:  Not Applicable

Item 10    Certification

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

			SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

			02/13/2015
			----------------------------------
			Date

			Piper Jaffray Companies

			By /s/ Christopher D. Crawshaw
			----------------------------------
			Signature

			Christopher D. Crawshaw
			Head of Asset Management
			----------------------------------
			Name/Title


			Advisory Research, Inc.

			By /s/ Christopher D. Crawshaw
			----------------------------------
			Signature

			Christopher D. Crawshaw
			President, Chief Executive Officer
			----------------------------------
			Name/Title

  			Fiduciary/Claymore MLP Opportunity Fund

			By /s/ John Sullivan
                        ----------------------------------
			Signature


			John Sullivan
                        Chief Financial Officer
			----------------------------------
			Name/Title

              JOINT FILING AGREEMENT

The undersigned persons, on February 17, 2015, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the Common
Units of Navios Maritime Midstream Partners LP at December 31, 2014.


			Piper Jaffray Companies

			By /s/ Christopher D. Crawshaw
			----------------------------------
			Signature

			Christopher D. Crawshaw
			Head of Asset Management
			----------------------------------
			Name/Title


			Advisory Research, Inc.

			By /s/ Christopher D. Crawshaw
			----------------------------------
			Signature

			Christopher D. Crawshaw
			President, Chief Executive Officer
			----------------------------------
			Name/Title

                        Fiduciary/Claymore MLP Opportunity Fund

			By /s/ John Sullivan
			----------------------------------
			Signature


			John Sullivan
                        Chief Financial Officer
			----------------------------------
			Name/Title


                       EXHIBIT A

Pursuant to the instructions in Item 7 of Schedule 13G, Advisory Research, Inc. ("ARI"), 180 N. Stetson, Chicago, IL 60601, a wholly-owned subsidiary of Piper Jaffray Companies and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 1,402,470 common units representing limited partner interests or 15% of the Common Units outstanding of Navios Maritime Midstream Partners LP ("the Company") as a result of acting as investment adviser to various clients.

Piper Jaffray Companies may be deemed to be the beneficial owner of these 1,402,470 common units through control of ARI. However, Piper Jaffray Companies disclaims beneficial ownership of such common units. In addition, the filing of this Schedule 13G shall not be construed as an admission that the reporting person or any of its affiliates is the beneficial owner of any securities covered by this Schedule
13G for any other purposes than Section 13(d) of the Securities Exchange Act of 1934.